July 13, 2011	TSX: HNC
Frankfurt Exchange: BRR

Hard Creek Nickel Corporation
STOCK OPTIONS GRANTED

(VANCOUVER) – Hard Creek Nickel Corporation (the “Company”) today announces that pursuant to its Stock Option Plan, approved by the Toronto Stock Exchange, the Company will be granting 150,000 stock options to certain Consultants, Directors, Officers and Employees, exercisable at $0.42 per share, expiring July 11, 2016.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

The TSX does not accept responsibility for the accuracy or adequacy of this news release.

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7
T: 604-681-2300     F: 604-681-2310
E: info@hardcreek.com     W: www.hardcreeknickel.com